                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        _______________________________

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) OR 12(g)

                         INFORMATION-HIGHWAY.COM, INC.
          (Name of small business issuer as specified in its charter)

            Florida                                    65-0154103
 (State or other jurisdiction of                    (I.R.S. Employer
  incorporation or organization)                 Identification Number)

                          185 - 10751 Shellbridge Way
                  Richmond, British Columbia V6X 2W8, Canada
 (Address, including postal code, of registrant's principal executive offices)

                                (604) 278-5996
                    (Telephone number including area code)


   Securities to be registered under Section 12(b) of the Exchange Act: None

               Securities to be registered under Section 12(g)
                       of the Exchange Act: Common Stock

________________________________________________________________________________

                         INFORMATION-HIGHWAY.COM, INC.

                                  FORM 10-SB

                               TABLE OF CONTENTS


PART I                                                                                       Page
                                                                                             ----
Item 1.  Description of Business...........................................................    1

Item 2.  Management's Discussion and Analysis or Plan of Operations........................    7

Item 3.  Property..........................................................................   14

Item 4.  Security Ownership of Certain Beneficial Owners and Management....................   15

Item 5.  Directors, Executive Officers, Promoters and Control Persons of the Company.......   16

Item 6.  Executive Compensation............................................................   17

Item 7.  Certain Relationships and Related Transactions....................................   18

Item 8.  Description of Securities.........................................................   18

PART II

Item 1.  Market Price of and Dividends on the Company's Common Equity
         and Other Shareholder Matters.....................................................  20

Item 2.  Legal Proceedings.................................................................  20

Item 3.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure..........................................................  20

Item 4.  Recent Sales of Unregistered Securities...........................................  20

Item 5.  Indemnification of Directors and Officers.........................................  21

PART F/S

Index to Consolidated Financial Statements.................................................  23

PART III

Item 1.  Index to Exhibits.................................................................  24

                                    PART I

Item 1.  Description of Business

(a)  Business Development

     The Company was incorporated in Florida in December 1988 as Florida Venture Fund, Inc. Its name was changed to Information-Highway.com, Inc. on February 23, 1999. On February 17, 1999, the Company and Information Highway, Inc., a Washington corporation formed in 1996 ("PrivCo"), entered into an Agreement and Plan of Reorganization (the "Agreement") whereby the Company issued 3,235,000 shares of its common stock in exchange for 3,235,000 shares of PrivCo common stock representing 57% control of PrivCo. It is the Company's intention to exchange shares of its common stock for the remaining 43% of the outstanding shares of PrivCo. The only business of the Company is the business currently operated by PrivCo. The Company, through PrivCo, holds 100% interests in Blue Crow Internet Company, Ltd. ("Blue Crow"), which PrivCo acquired in December 1996; YesIC, Communications, Inc. ("YesIC'), which PrivCo acquired in February 1997; and World Tel, Internet (Toronto) Ltd. ("World Tel"), which PrivCo acquired in February 1997. These companies are engaged in the business of providing residential and corporate access to the Internet and providing services, including online web development and hosting to subscribers.

     The Company has launched its Executive Club portal which is more fully described later (the "Executive Site")

     The Company's executive offices are located at 10751 Shellbridge Way, Suite 185, Richmond, British Columbia V6X 2W8, Canada. Its telephone number is
     (604) 278-7494 and its facsimile number is (604) 278-3409.

(b)  Business of the Company

     Introduction

     The Company will operate the business currently operated by PrivCo. For the past four years PrivCo has developed expertise as an Internet Service Provider ("ISP") in Toronto and Vancouver. Through this experience PrivCo has seen the emergence of the market for content development. With PrivCo's hardware, software and expertise in the industry, the Company believes it is well positioned to emerge as a leader in content and portal development throughout North America.

     The Company's goal is to expand its ISP business and virtual ISP access and at the same time provide localized and portal content catering to business professionals. Through research, design, programming, co-branding, and licensing, the Company has compiled Internet services and content in the Executive Site that are useful to companies, associations, and professionals. The intent is to provide friendly, easy to navigate interfaces, which are designed specifically for each targeted group. The Company's goal is to market its Executive Site throughout North America and internationally, starting with its over 20,000 ISP customers and to offer its commercial clients the ability to market their products and services to the users of the Executive Site through its newly developed Virtual Mall.

     The Executive Site targets business professionals. Many business professionals don't use the Internet because of the overwhelming amount of information and services available. As well, most business professionals don't have hours to waste finding the information that they need. The Executive Site has assembled a functional business site so people can immediately find what they need. The Executive Site members will be able to monitor and research the stock market, plan and book their next business trip, check the local news and weather, participate in online forums, or simply find a suitable restaurant in their area and, more importantly, carry out electronic transactions via e-commerce.

     On March 2, 1999 the Company announced that it had entered into a five year agreement with MetroNet Communications/AT&T selecting MetroNet/AT&T as its primary supplier for voice and data communications services. Utilizing MetroNet/AT&T's state-of-the-art DMS-500 telephone switches, the Company's customers can connect to the Internet using MetroNet/AT&T's ISP-PRI service and high-speed, fiber-optic ATM links from cities across Canada. This has enabled the Company to enter the Virtual ISP market without purchasing additional equipment for each site and allows it to deploy its Executive Site in every major city in North America, as well as provide e-commerce capabilities.

     On March 9, 1999 the Company announced that it had entered into a two year licensing and multicasting agreement with broadcast.com. The Company will sell broadcast.com services to associations, local ISP's, Executive Site users, local dial-up, and national virtual ISP customers. Services will include audio and video hosting, and live event broadcasting (multicasting) including multimedia presentations, trade shows and conferences. The Company will receive a percentage of revenues generated by these services for a period of two years and will have the option to renew this contract annually. broadcast.com offers a large and comprehensive selection of multicast programming including sports, talk and music radio, television, business events, and new broadcasts on the Internet 24 hours a day, seven days a week. broadcast.com has broadcast over 16,000 live events including the last three NFL superbowl games, NCAA basketball tournaments, the Stanley Cup playoffs, the premier event for the "Titanic" movie and backstage interviews from the 1998 Academy Awards webcast. In addition, live continuous programming includes the BBC world service, CNN audioselect, Court TV and NASA TV.

     The Company has a number of other agreements that supply content for its Executive Site, including agreements providing access to a stock quote system, a business directory, a travel reservation system, chat rooms and weather. The Company anticipates entering into similar agreements in the future to fully develop and expand the content in the Executive Site.

                                 The Internet

     Industry Background

     The Internet is a global collection of thousands of interconnected computer networks that enables commercial organizations, educational institutions, governmental agencies and individuals to communicate electronically, access and share information and conduct commerce. Unlike other public and private telecommunications networks that are managed by businesses, governmental agencies or other entities, the Internet is a cooperative interconnection of many such public and private networks. The networks that comprise the Internet are connected in a variety of ways, including the public-switched telephone network and dedicated high-speed leased lines. Open communications on the Internet are enabled by TCP/IP, the common Internet communications protocol, which enables communication across the Internet regardless of the hardware and software used.

     Recent technological advances, combined with cultural changes and evolving business practices, have led to integration of the Internet into the activities of individuals and the operations and strategies of commercial organizations. Use of the Internet by individuals and relatively small businesses and other organizations has been accelerated by dramatic increases in cost-effective processing power and data storage capabilities in personal computers, as well as widespread availability of multimedia, fax/modem, and networking capabilities to the home computing market. Much of the recent growth in Internet use by businesses and individuals has been driven by the emergence of a network of servers and information available on the worldwide web. The worldwide web, which is based on a client/server model and a set of standards for information access and navigation, can be accessed using software that allows non-technical users to exploit the capabilities of the Internet. The worldwide web enables users to find, retrieve and link information on the Internet easily and consistently. The development of worldwide web technology and associated easy-to-use software has made the Internet easier to navigate and more accessible to a larger number of users and for a broader range of applications.

     Until recently, individuals could access the Internet only through an organization with a direct Internet connection, or through traditional online services employing closed, proprietary networks that allow Internet access only to limited Internet resources. With the growth and increasing commercialization of the Internet, a number of ISPs, including the Company, have emerged to provide Internet software and direct access to individuals. Traditional online services also have begun to increase the scope and capacity of their access to the Internet. Access providers vary widely in geographic coverage, subscriber focus and levels of Internet access. For example, access providers may concentrate on certain types of subscribers (such as businesses or individuals) that differ substantially in the type of service and support required. Providers may also differ according to whether they provide direct or non-direct access to the Internet. Direct access through Internet protocol such as PPP (Point-to-Point Protocol), enable users to establish direct connections to other computers on the Internet, including worldwide web sites or computers operated by other users, and thereby have access to the full range of Internet resources. The Company, like most regional and national ISPs, offers direct Internet access. To compete with these direct ISPs, consumer online services, such as America OnLine, have introduced Internet access gateways.

     Evolution of the Internet

     In "The Whole Internet" (published by O'Reilly & Associates, 1 (S)94), Ed Crol described the Internet as a global computer network made up of thousands of smaller networks that link computers located around the world. This network provides a number of tools that enable users to send and receive files, share data, and other computing resources. Many features are available, from online newspapers to real-time discussion services which allow users to talk live via computer with people around the world. News and the weather services provide up-to-date information on changing world conditions. Shopping services allow a user to shop from an individual computer terminal.

     Thus far the industry has focused on providing high speed access to the Internet and has largely neglected the lucrative content development market. The greatest difficulty in content development is encouraging people to pay for the information they need. Companies like the New York Times, or Slate, have attempted to charge for this information. They will likely fail. Information itself can always be found free on the Internet - copies of every New York Times cover story proliferate. The New York Times speaks to a general audience - they are in direct competition with the free services of Time Warner, New York Post, City Search, and Microsoft Sidewalk.

     But while information must be given free, the Company believes that the tools required to organize this information can be sold and will be purchased. While people will not pay for raw information, they will pay for convenience, organization, relevance, and meaningful communication. Internet content is now aimed at broad target markets doing little to customize information to users needs. The Executive Site aims to provide content customized to the needs of specific interest groups, companies, and associations.

     Size of the Internet Market

     According to a study by Forester Research, at the end of 1997 approximately 22 million households, or 19% of all U.S. households, were online. By the end of 2001, according to this study, almost 80 million households, or 72% of all U.S. households, are expected to be online--an increase of about 400%. Consistent with this anticipated surge in demand, the Company believes that a key to its future success is its continued ability to expand its base of subscribers while retaining existing ones.

     A study by IDC indicates that, nationwide, the market of small and medium-sized businesses currently is comprised of approximately 7.2 million businesses, of which 29% have Internet access. IDC also projects that the number of businesses in this market will increase at an annual rate of 2.2% into the next century and that the percentage of such companies with Internet access will rise to 72% by the year 2000.

                            OVERVIEW OF OPERATIONS

     The Company is presently in its initial growth stage. It has now developed and launched version II of its Executive Site, The initial management team is in place as are additional staff members providing administrative, developmental, and technical assistance. Commercial operations have commenced in Toronto and Vancouver. Additional employees are being recruited to meet operational demands resulting from the increased growth.

     Key strategic developments to date have included equipment, software and robust network infrastructure acquisitions, acquisitions of licenses for web content, research and development and marketing plan development. The Company possesses what management considers to be the latest in high-end computer and management systems. Hardware systems have been installed, tested, and are operating with full redundancy and contingency plans. The Company can easily increase hardware storage capabilities due to the modular nature of the equipment and without system downtime.

                       THE EXECUTIVE SITE BUSINESS PLAN

     The Company offers Internet content to ISPs, dial-up business professionals, communities, companies, interest groups, and associations across North America and plans to develop customized Executive Sites for ISPs and associations, as well as providing e-commerce capabilities.

                               Executive Summary

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     While the Internet is certain to be tomorrow's marketplace, remarkably few understand how they can make profits from this new medium. The typical Internet business attempts to attract attention with compelling information and then resell that attention through advertising.

     Management believes that the Executive Site has a better model. First, through research, design, programming, co-branding, and licensing, a collection of the most compelling and functional Internet services is compiled. These services are then synthesized into a single web interface. Finally this web interface is customized to function as a dedicated service for dial-up communities, interest groups, associations, and companies, who in turn sell access to the service to their members, associates, or employees. In other words, the Executive Site compiles some of the Internet's best stock quote systems, travel reservation systems, shopping networks, chat technologies, and then adds information and directories unique to any given group or organization. In some cases its networks may even form the backbone of a corporate Intranet.

     The Company believes it will profit not only by selling these customized information networks to associations and companies, but also by selling advertising space on its Executive Site and providing Virtual ISP access throughout North America and adding e-commerce solutions.

     The Executive Site targets business professionals. Through the Executive site visitors will be able to monitor and research the stock market, plan and book their next business trip, obtain local news and weather, participate in online forums, or simply find a suitable restaurant in their area. The Company plans to expand the Executive Site across North America and internationally through dial-up communities, beginning with the Company's own dial-up communities in Vancouver and Toronto.

     On March 4, 1999 the Company announced that it had licensed its Executive Site portal to MediaComm Broadcasting Systems an ISP in Englewood, Colorado. The Company developed a private-labeled version of the Executive Site for MediaComm's Internet access customers in the Denver, Colorado area at http://denver.theexecutive.com. MediaComm will pay a set up and monthly maintenance fee and share in advertising and commerce revenues generated on the site's pages with the Company.

                               Development Plan

     The following represents the Company's anticipated phases of development over the course of the next two years.

     Phase One: Expand the Company's ISP operations from Vancouver and Toronto to Virtual ISP's in major cities across Canada in conjunction with MetroNet/AT&T. It is expected that over the next 12 months, Virtual ISP's will be set up in Calgary, Winnipeg, Edmonton, Montreal, Ottawa, London, Kitchener, Waterloo and Quebec.

     Phase Two: License the Executive Site in major cities in North America to existing ISPs and associations and/or offer partnerships with local businesses and individuals to acquire license rights to the Executive Site.

     Phase Three: Solicit advertising on the Executive Sites to businesses and individuals to promote their products and services to users on a national basis, giving the best price possible.

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     Phase Four: Expand the Company's Virtual ISP business throughout the United
     States of America.

     Phase Five: Expand the Company's Virtual ISP business internationally and license the Executive Site internationally.

                               Content Suppliers

     The Executive Site will purchase, license or co-brand from the following sources.

  Stock Quote System - Telescan Inc.

     Description: In December 1997, PrivCo and Telescan Inc. entered into an agreement to develop and manage a co-branded Internet financial service for inclusion in the Executive Site. The Telescan Stock Quote System is a comprehensive stock system on the Internet. There are three levels of service: 1) The Standard package which includes the basic quote system, symbol lookup, mutual fund tracker, etc. 2) The Premium package which includes the complete comprehensive delayed quote system including personal portfolio, Zack's reports, etc. 3) the RealTime Package which includes all features of the Premium package, but in RealTime.

  Business Directory - Furle/Powertrader
     Description: Business directories and search engines on the Internet

  Travel Reservation System - Internet Travel Network
     Description: In December 1997, PrivCo entered in to an agreement with Internet Travel Network to provide a comprehensive travel reservation system, travel related transactions and advertising on the Executive Site

  Chat System - Ichat Rooms
     Description: One of the Internet's best chat technologies. Supports both HTML and Java web based chat. Used by Yahoo! and Pathfinder.

  Weather Information - WeatherLabs, Inc.
     Description: In July 1998, PrivCo entered into a license agreement with WeatherLabs, Inc. to provide weather data, weather content and related weather services for over 1,400 major cities internationally, which information is updated hourly.

This represents only a small sample of planned future content. The Company anticipates entering into similar agreements in the future to fully develop and expand the content in the Executive Site. New content suppliers are constantly being identified for existing and potential executive sites. Additional content will also be developed by associations and companies and by members themselves.

                                Marketing Plan

Overview

The Company's marketing plan will highlight the need for bundled Internet services directory based websites. The Company recognizes that some sites suffer from conflicting goals: (1) to provide a broad spectrum of information and (2) to make that information relevant and easily accessible to the user. In the compromise necessary to achieve these goals, end users have taken on too much of the burden of

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filtering out content that is irrelevant to them. The Company's goal is to distribute relevant information not only to business professionals, but to communities and interest groups.

Executive Site Products

The Executive Site targets a group with a common interest, being business, and provides them with relevant, accessible information while connecting them to others with the same interest. The Company takes many of the same components and offers them to businesses and associations as the basis of their customized intranets or executive sites.

The Executive Site offers local news and weather, a basic stock quote system, travel reservation system, access to the Executive Site Chat Zone, multicasting and other services offered by broadcast.com and ultimately will offer a virtual mall.

Customized Executive Sites

An initial development and licensing fee, together with monthly maintenance fees, will be charged for the development of a customized Executive Site. Each customized site will also consist of the services outlined above in Content Suppliers.

Marketing

The Company intends to market the Executive Site as follows:

1. Attract Members to the Executive Site. The first step of the marketing plan will be to attract members to the Executive Site. The Company will undertake a print and Internet advertising campaign first in Canada and then in the United States of America.

2. Attract Business Advertisers. The Company will contact the selected businesses to present them with the opportunity of buying advertising space on the Executive Site.

3. Customized Executive Site. Market customized Executive Sites to ISPs, associations and companies.

4. National Marketing Campaign. The Company will launch a national marketing campaign targeting the business and technology news media intended to increase the name recognition of the Executive Site.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB. This Form 10-SB contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

Overview

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The Company is engaged in the business of providing residential and corporate access to the Internet and providing services, including online web development and hosting to subscribers. The Company offers Internet content to ISPs, dial-up business professionals, communities, companies, interest groups, and associations across North America and plans to develop customized Executive Sites for ISPs and associations, as well as providing e-commerce capabilities. The Company conducts its business through three Canadian subsidiaries of Information Highway, Inc. (herein "PrivCo"), a private Washington corporation.

The Company has acquired 57% of the issued and outstanding shares of PrivCo and has offered to exchange one share of the Company for one share of PrivCo for the remaining 43% of the issued and outstanding shares of PrivCo. Pursuant to an Agreement and Plan of Reorganization entered into on February 17, 1999 and closed on February 23, 1999 between the Company, PrivCo and certain shareholders of PrivCo, the Company acquired 3,235,000 common shares of PrivCo out of a total of 5,639,650 issued and outstanding common shares in exchange for 3,235,000 common shares of the Company. It is the Company's intention to exchange shares of its common stock for the remaining 2,404,650 issued and outstanding common shares of PrivCo. The Company has undertaken exchange offerings to effect a similar share for share exchange. As of March 31, 1999, 2,335,284 of the 2,404,650 PrivCo shares had been exchanged for the same number of Company shares. As part of the Agreement and Plan of Reorganization the Company caused 1,659,833 of its 1,979,500 common shares that were issued and outstanding prior to the closing to be cancelled and assumed the obligations of PrivCo to issue common shares pursuant to warrants and stock options issued by PrivCo. PrivCo paid $100,000 to the controlling shareholder of the Company as a finders fee and to effect the Agreement and Plan of Reorganization.

For accounting purposes the acquirer is PrivCo as 94.6% of the issued and outstanding common shares of the Company will be owned by the shareholders of PrivCo and the entire Board of Directors of the Company is now comprised of the entire Board of Directors of PrivCo. As PrivCo is the legal subsidiary of the Company the nature of the business combination is a reverse takeover whereby the control of the assets and the business of the Company is acquired by PrivCo and the consolidated financial statements are issued under the name of the Company but described in the notes and elsewhere as a continuation of PrivCo and not the Company. The legal capital structure remains that of the Company but the shareholders' equity of PrivCo will replace the shareholders' equity of the Company.

Consideration paid to shareholders of the Company:

                                                                          $
Cash paid to controlling shareholder of the Company                    100,000
 (finders fee)
Net liabilities of the Company assumed at book value                     4,121
Value attributed to the 319,667 shares of the Company not cancelled      8,050
                                                                      --------
                                                                       112,171
                                                                      --------

The excess of cost over book values of the Company, being $112,171, has been treated for accounting purposes as a reduction of additional paid in capital and not to goodwill as the nature of the transaction was for PrivCo to obtain a listing on the OTC Bulletin Board by way of reverse takeover. The cost is associated with publicly listing shares and not with any business associated with the Company.

Prior to acquiring PrivCo, the Company had not conducted any business since inception in 1988. PrivCo commenced operations by acquiring three operating Canadian private companies: Blue Crow Internet Company, Ltd. ("Blue Crow"), which PrivCo acquired in December 1996; YesIC, Communications, Inc. ("YesIC'), which PrivCo acquired in February 1997; and World Tel, Internet (Toronto) Ltd. ("World Tel"), which PrivCo acquired in February 1997. The following discussion will be based on PrivCo's pro forma combined statements of operations for the years ended May 31, 1996 and 1997 as disclosed in Note 11 to the audited financial statements of PrivCo and the consolidated statement of operations for the year ended May 31, 1998. PrivCo has incurred operating losses, net losses and negative operating cash flow for each month since inception. As of November 30, 1998 PrivCo had an accumulated deficit of $1.0 million. PrivCo had substantially increased operating expenses and capital expenditures during the two years ended May 31, 1996 and 1997 in an effort to rapidly expand infrastructure and network services and develop the Executive Site. The Company expects to incur substantial operating losses, net losses and negative cash flow during the network build-out and initial penetration of each new market entered. These losses are expected to continue for at least the next fiscal year to May 31, 1999.

Factors Affecting Ongoing Operations

  Revenue

  The following factors affect the Company's revenue:

     Service Offering - The Company derives a majority of its operating revenue from its dial up customers in Toronto and Vancouver.

     Penetration of Target Markets - The Company bases its target market assessment on two years of research and development through its involvement in the Internet industry.

     Turnover - To date, customer turnover has been minimal. The Company expects this to increase in the future as competition intensifies.

  Network and Service Costs

  The Company's network and service costs for Vancouver and Toronto have included equipment installation and ongoing service and maintenance charges. As the Company introduces its Virtual ISP presence in additional cities, each city will represent an increased lease charge under the Company's agreement with MetroNet Communications/AT&T.

  Selling, General and Administrative Expenses

  The Company's selling, general and administrative expenses include customer service and technical support, information systems, billing and collections, general management and overhead, and administrative functions. Head count in functional areas, such as customer service, engineering and operations, will increase as the Company expands its network, and if the number of customers increases.

Results of Operations

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Management believes that a discussion of revenues, general and administrative expenses (including network servicing), depreciation and amortization, and income taxes on a category by category basis rather than a period-to-period basis provides the best analysis of its results of operations.

  Revenue

  See Note 11 to the audited consolidated financial statements for revenue recognized on a pro forma basis as if the acquired businesses were combined as at June 1, 1995. The first revenues were recognized in late fiscal 1996 from the Toronto-based business but were negligible. Revenues increased steadily through fiscal 1997 to $420,000 from additional subscribers. During fiscal 1998 revenues more than doubled to $860,000 from additional subscribers. During the six months ended November 30, 1998 revenues were $500,000 from the Toronto-based business and the start of revenues recognized from the launch of the Executive Site. Assuming management's assumptions about demand for its ISP services and the Executive Site are reasonably accurate, management anticipates that the dollar amount of future revenues will increase significantly over the $860,000 of revenue in fiscal 1998.

  General and Administrative Including Network Servicing

  See Note 11 to the audited consolidated financial statements for general and administrative expenses on a pro forma basis as if the acquired businesses were combined as at June 1, 1995. During the year ended May 31, 1996 general and administrative expenses of $120,000 included administrative consulting services and wages totalling $60,000 paid to a few individuals in the start up phase in Toronto. Basic travel, accounting, advertising and office expenses totalling $60,000 was paid in its initial year.

  The year ended May 31, 1997 was the first year of full operation but was still in the developmental stage and substantial expenses were incurred to improve the services provided and to increase the number of subscribers to the service. Administrative consulting services and wages increased from $60,000 in 1996 to $285,000 in 1997 which represents more than 50% of total general and administrative expenses for the year. Telephone and network servicing costs increased from $12,000 in 1996 to $100,000 in 1997 because of the increase in subscribers and the cost of leasing telephone equipment.

  The year ended May 31, 1998 saw an increase of 104% in revenue from monthly subscribers while general and administrative expenses increased by 124% to $1,200,000 or 140% of revenue. Telephone and Internet fees were $534,000 or 62% of revenue. The increase over the prior year was $424,000 or 385%. The majority of the fees were one-time charges for new subscribers as well as developmental charges and one-time license fees paid for third party products packaged with the service provided by the Company. Some of these expenses are not expected to occur in the future. Administrative consulting services and wages increased from $285,000, or 68% of revenue, to $400,000, or 47% of revenues. The increase was for additional personnel needed to support the service and to continue to improve and development new services. Some consulting fees will not occur in the future as they were one-time costs for development of the service.

  The six months ended November 30, 1998 as compared to the six months ended November 30, 1997 saw an increase of 25% in revenue from monthly subscribers while general and administrative expenses increased by 47% to $687,000 or 138% of revenue. Telephone and Internet fees were $275,000 or 55% of revenue. The increase over the prior year was $70,000 or 34%. The majority of the fees were one-time charges for new subscribers as well as developmental charges and one-time license fees paid for third party products packaged with the service provided by the Company. Some of these expenses are not expected to occur in the future. Administrative consulting services and wages increased from $169,000, or 42% of revenue, to $181,000, or 36% of revenues. The increase was for additional personnel needed to support the service and to continue to improve and development new services. Some consulting fees will not occur in the future as they were one-time costs for development of the service.

  Depreciation and Amortization

  Depreciation from network equipment and software has been taken at 30% per annum. Some of this equipment is currently leased for $2,000 per month. The Company anticipates entering into operating leases for any network equipment and software in the future with minimal capital expenditures. Amortization of purchased goodwill is amortized over its estimated useful life of three years to reflect the short term life of the related business because of technological advancements and obsolescence in the industry. Depreciation and amortization was $4,000 for the year ended May 31, 1996 as goodwill was not acquired until the middle of fiscal 1997, and $60,000 for the year ended May 31, 1997 and $220,000 for the year ended May 31, 1998 and $108,000 for the six months ended November 30, 1998. Amortization of goodwill is $14,000 per month and will be fully amortized in February, 2000.

  Income Taxes

  The Company generated US and Canadian net operating loss ("NOL") carry forwards of $1 million from inception to November 30, 1998. The Company expects some consolidated losses for the foreseeable future which will generate additional NOL carry forwards. However, the Company's ability to use NOLs depends on generating profits in the future and may also be subject to annual limitations. In addition, income taxes may be payable during this time due to operating income in certain tax jurisdictions. In the future, if the Company achieves operating profits and the NOL's have been exhausted or have expired, the Company may experience significant tax expense. The Company recognized no provision for taxes because it operated at a loss from inception through to November 30, 1998.

Net loss for the Period

As disclosed in Note 10 to the consolidated financial statements, the Company's net losses have come mainly from start up operations in Toronto, Ontario, Canada and Vancouver, British Columbia, Canada. The only operating activities conducted in the United States thus far were expenses incurred in the going public process including investor relations, professional fees and overhead expenses. The Company's fully operational subsidiary in Toronto, Ontario, Canada has produced a profit of $80,000 on sales of $449,000 during the six months ended November 30, 1998 as compared to a net profit of $14,000 on sales of $370,000 for the comparative period. This subsidiary incurred a net loss of $114,000 for the year ended May 31, 1996 on sales of $16,000 a net loss of $56,000 for the year ended May 31, 1997 on sales of $399,000, and a net profit of $41,000 on sales of $789,000 for the year ended May 31, 1998. The operating subsidiary in Vancouver, British Columbia, Canada has not produced a profit for any month from inception to November 30, 1998 as it is still in the developmental stage."

Liquidity and Capital Resources

The Company has historically satisfied its capital needs by cash generated from operations, by borrowing from affiliates and by issuing equity securities. The development and expansion of the Company's business may require incremental interim capital commitments. The principal capital expenditures incurred to date related to putting networks in place in Toronto and Vancouver. With the Company's ability now to create a Virtual ISP presence in a new market (i.e., a North American city) pursuant to its agreement with MetroNet Communications/AT&T, the Company will not have to commit capital to build out a network in each new market. The Company may need to commit working capital, however, to fund increased lease payments to MetroNet Communications/AT&T until revenues from new subscribers begin to cover the increase in monthly lease costs attributable to the new market.

Capital expenditures were $25,000 for the year ended May 31, 1996, $165,000 during the year ended May 31, 1997 and $110,000 during the year ended May 31, 1998 and virtually no capital expenditures for the first six months of fiscal 1999. The Company expects its capital expenditures to continue in future periods as necessary, arising primarily from the purchase of infrastructure equipment necessary for the development and expansion of its defined businesses. The amount of goodwill acquired, being the excess purchase price of over book values of the three subsidiaries, totaling $.5 million does not represent an outlay of cash.

Through November 30, 1998, the Company financed its operations primarily through private placements of equity totaling $1.1 million and loans from affiliates totaling $160,000. As of November 30, 1998, the Company had an accumulated deficit of $1 million which includes depreciation of $.1 million and amortization of $.3 million, yielding an accumulated cash deficit of $.6 million. Net working capital as at November 30, 1998 was $.15 million including cash reserves of $.4 million to fund ongoing operations.

The Company plans to satisfy the capital needs of its business plan partially from cash generated by operations and also from a private offering of Units that commenced April 1, 1999, and the anticipation of the exercise of 873,650 warrants to raise $873,650. The Company believes that these sources will satisfy its capital needs for the next twelve to fifteen months.

The Company's capital requirements may vary based upon the timing and success of its rollout and as a result of regulatory, technological and competitive developments or if demand for the Company's services or its anticipated cash flow from operations is less or more than expected; the Company's development plans or projections change or prove to be inaccurate; it engages in any acquisitions; or accelerates deployment of its network services or otherwise alter the schedule or targets of its rollout plan. The Company is not presently considering any specific business acquisition.

Equity or debt financing may not be available to the Company on favorable terms or at all. The Company will need additional funds, which it may not be able to obtain.

Outlook: Issues and Uncertainties

The Company's success is dependent on a number of factors which should be considered by prospective investors. The Company has only recently acquired Blue Crow, Internet; World Tel Internet; and YesIC which constitute its principal assets. The Company is a relatively young company and does not yet have a long history of earnings or profit and there is no assurance that it will operate profitably in the future. As such, there is no assurance that the Company will provide a return on investment in the future.

  Business Risks

  The Company operates in a highly competitive business which has a number of inherent risks. These may be summarized as follows:

  1. Competition: The Company's services compete against those of other established companies, some of which have greater financial, marketing and other resources than those of the Company. These competitors may be able to institute and sustain price wars, or imitate the features of Company's services, resulting in a reduction of Company's share of the market. In addition, there are no significant barriers to new competitors entering the market place.

  2. Need for a Broad Customer Base: The Company will need to build and sustain a large customer base and if it cannot do so this will have an adverse impact on its revenues.

  3. Reliance on New Products and Services: The Company's business and financial plan focuses on products and services which are relatively new. There can be no assurance that existing sales levels, which are still quite small, can be maintained or that increased sales levels can be achieved. Internal cash generated by operations may not permit the level of research and development spending required to maintain the stream of new service improvements that may become necessary and outside financing may not be available. The Company is using certain relatively new software products and the developers of this software are, in some cases, still working to improve certain essential features of the software including a feature to allow the transfer of data to be done on a secure and confidential basis.

  4. Obsolescence: The Company is at risk if it does not continue to upgrade and improve its services. Typically, the high technology industry is characterized by a consistent flow of new improved products and services which render existing products and services obsolete.

  5. Marketplace: The marketplace for the Company's services is relatively new and will be undergoing rapid and constant change. As a result, it is difficult to predict the continued demand for the Company's services.

  6. Cost Control: Success will be largely predicated upon the Company's ability to develop, and sustain a large customer base for its services. Failure to do so may result in smaller profit margins or losses.

  7. Management: The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company and the Company does not have any key man insurance with respect to such employees.

  8. Marketing Plan: The Company's internal marketing plan including Executive Site is based on a number of assumptions which may or may not prove valid. Marketing expenditures are to be funded partly from the proceeds of this offering and cash flow from operations. Poor market acceptance of the Company's services or other unanticipated events may result in lower revenues than anticipated, making the planned expenditures on marketing and promotion unachievable.

  9. Growth in Volume: The growth in volume of Internet traffic may create instabilities in its structure such as shortages in Internet addresses and overworked search engines. Such instabilities may have an adverse affect on the Company' s operations and business if they are not addressed.

  10. Personnel and Resources: Limitations on the Company's personnel and resources may affect the ability of the Company to provide the required quality service and technical support to achieve and maintain a competitive market position.

  11. Third Parties: The Company utilizes the services of third party contractors to provide certain technical services, telecommunications hardware, computers, software and communication lines. Therefore, the performance of the Company will be affected by the quality of the goods and services provided by, and the reputations of, such third parties.

  12. Insurance Risks: The Company has not acquired liability insurance with respect to the provision of services by the Company.

  13. Regulatory Risk: The communications, computer and publishing services provided by the Company, including the access to the Internet, are relatively new services and, in the future, these services could be subject to additional regulation at local, state, provincial, federal and international levels.
  Such regulation could affect the costs of the services provided by the Company and its ability to deliver the services. Any such regulatory changes could have an adverse effect on the Company.

  14. Requirement of New Capital: As a growing business, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its services. In its short history, the Company has had to raise, by way of debt and equity financing, considerable funds to meet its needs. There is no guarantee that the Company will be able to continue to raise the funds needed for the Company's business. Failure to raise the necessary funds in a timely fashion will limit the Company's growth.

  15. Year 2000 Issues: The Company's products do not require any significant modifications for the Year 2000. However, the Company may face Year 2000 issues as it seeks to coordinate with other entities with which it interacts electronically, including suppliers, customers and distribution partners. Although the Company is not currently aware of any material problems, an assessment has not been made of the anticipated costs, problems and uncertainties associated with the Year 2000 consequences.

  16. General Factors: The Company's areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs; and other factors of a general nature which may have an adverse effect on the Company's business.

  Risks Related to the Company's Securities

  1. Issuance of Additional Shares: The substantial portion of the 50,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares without shareholder approval. None of the 10,000,000 authorized shares of Class A Preferred Stock have been issued. The Class A Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors may determine by resolution and without shareholder approval. There are outstanding warrants and options whose holders may acquire additional shares of Common Stock. The Company fully intends to issue additional shares of Common Stock or shares of Preferred Stock if necessary in order to acquire products, properties, capital, businesses or for any other corporate purposes. Any additional issuances by the Company from its authorized but unissued shares would have the effect of further diluting the percentage interest of existing shareholders.

  2. Cumulative Voting and Preemptive Rights: There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of directors is not permitted. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

  3. Concentration of Ownership: The Executive Officers and Directors own or exercise full or partial control over more than 50% of the Company outstanding shares. As a result, other investors in the Company's Common Stock may not have any influence on corporate decisionmaking.

  4. Estimates and Financial Statements: Some of the information in this Form 10-SB consists of and relies upon evaluations and estimates made by management and other professionals. Even though management believes in good faith that such estimates are reasonable, based upon market studies and data provided by sources knowledgeable in the field, there can be no assurance that such estimates will ultimately be found to be accurate or even based upon accurate evaluations. Any management errors in evaluations or estimates could have a significant negative effect upon the Company's profitability or even its viability.

  5. No Foreseeable Dividends: The Company has not paid dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future.

  6. Possible Volatility of Securities Prices: The market for the Company's stock is highly volatile and will likely continue to behave in this manner in the future. Additionally, market prices for securities of many smaller companies have experienced wide fluctuations not necessarily related to the operating performance of the companies themselves.

  7. Requirements of SEC With Regard to Low-Priced Securities: The Company's securities are subject to Rule 15g-9 under the 1934 Act, which imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of shareholders to sell their shares in the secondary market.

Item 3.  Property

The Company's headquarters and executive offices are located at #185-10751 Shellbridge Way, Richmond, British Columbia V6X 2W8 and the telephone number is
(604)278-5996. The Company leases, on a month-to-month basis, approximately 200 square feet of space at the aforementioned office from SMR Investments Ltd., a private British Columbia company owned by Susanne Robertson, the wife of John G. Robertson. The monthly rent fee is $500.00.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, assuming exchange of all shares of PrivCo for shares of the Company as of February 23, 1999, the outstanding Common Stock of the Company owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was know by the Company to own beneficially, more than 5% of the Company's Common Stock, and the shareholdings of all Executive Officers and Directors as a group.

                                                                        Percentage of
                       Name                            Shares Owned     Shares Owned
---------------------------------------------------------------------------------------
John G. Robertson (1)(2) President and member of
 the Board of Directors                                  3,271,000          53.2%
---------------------------------------------------------------------------------------
Jennifer Lorette (1)(3)
Executive Vice President, Secretary/Treasurer,
 Chief Financial Officer and Principal Accounting
 Officer, and member of the Board of Directors             200,000           3.3%
---------------------------------------------------------------------------------------
James L. Vandeberg (1)(3), member of the Board of
 Directors                                                  76,000           1.3%
---------------------------------------------------------------------------------------
Robertson Family Trust (4)                               2,976,000          49.6%
---------------------------------------------------------------------------------------
Access Information Systems Inc. (5)                        564,000           9.4%
---------------------------------------------------------------------------------------
Kevin Brook (6)                                            450,000           7.4%
---------------------------------------------------------------------------------------
Jack Wasserman (6)                                         450,000           7.4%
---------------------------------------------------------------------------------------
ALL EXECUTIVE OFFICERS & DIRECTORS
AS A GROUP (Three Individuals) (7)                       3,547,000          56.8%
---------------------------------------------------------------------------------------

Except as noted below, all shares are held of record and each record shareholder has sole voting and investment power.

(1) These individuals are the Executive Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and Regulations promulgated under the 1933 Act.

(2) Includes 2,976,000 shares owned or controlled by the Robertson Family Trust, 70,000 shares owned of record by SMR Investments, Ltd, a corporation controlled by Susanne Robertson, wife of Mr. Robertson, 20,000 shares owned of record by Mrs. Robertson, and 150,000 options that are currently exercisable. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. Mr. Robertson's address is the same as the Company's.

(3) Includes 50,000 options that are currently exercisable. Ms. Lorette's address is the same as the Company's. Mr. Vandeberg's address is Vandeberg Johnson & Gandara, One Union Square, Suite 2424, Seattle, Washington.

(4) Includes 564,000 shares owned of record by Access Information Services, a corporation owned by the trust. The address of the Robertson Family Trust is 185 - 10751 Shellbridge Way, Richmond, British Columbia V6X 2W8, Canada.

(5) Access Information Services is a corporation owned by the Robertson Family Trust. Its address is 185 - 10751 Shellbridge Way, Richmond, British Columbia V6X 2W8, Canada.

(6) Includes 75,000 options that are currently exercisable. Messrs. Brook's and Wasserman's address is the same as the Company's.

(7) Includes 250,000 options that are currently exercisable. Also see Note (2) above regarding share ownership attributed to Mr. Robertson.

Item 5. Directors, Executive Officers, Promoters and Control Persons of the Company

Directors and Executive Officers

The following table sets forth the name, age and position of each Director of the Company:

NAME                  AGE   POSITION
------------------------------------------------------------------------------------
John G. Robertson     57    President, Principal Executive Officer and a member of
                            the Board of Directors
------------------------------------------------------------------------------------
Jennifer Lorette      26    Executive Vice President, Secretary/Treasurer, Principal
                            Accounting Officer and Chief financial Officer and a
                            member of the Board of Directors
------------------------------------------------------------------------------------
James L. Vandeberg    55    Director, partner in Vandeberg Johnson & Gandara, the
                            Company's legal counsel
------------------------------------------------------------------------------------

Mr. Robertson and Ms. Lorette have served as directors of PrivCo since the June 1997 Annual Meeting. Mr. Vandeberg was elected a director of PrivCo in January 1999. All were elected directors of the Company in February 1999. Each director will serve until the next annual meeting of shareholders and their respective successors are elected and qualified. All officers currently devote part-time to the operation of the Company.

Executive Officers, Directors and Other Significant Employees of the Company:

John G. Robertson - President, Principal Executive Officer and a member of the Board of Directors

Mr. Robertson is a founder, President, Principal Executive Officer and a member of the Board of Directors of PrivCo. Since October 1984, Mr. Robertson has been President and a Director of Reg Technologies, Inc., a British Columbia corporation trading on the Vancouver Stock Exchange that, in cooperation with certain controlled affiliates, is engaged in developing a rotary engine and other devices utilizing Rand Cam Technology. Since May 1980, Mr. Robertson has been President and a Director of Teryl Resources Corp., a British Columbia corporation trading on the Vancouver Stock Exchange and engaged in exploring and developing gold properties. Since February 1979, Mr. Robertson has been President and Director of Flame Petro-Minerals Corp., a British Columbia corporation trading on The Alberta Stock Exchange and engaged in exploration of oil, gas and gold properties. Mr. Robertson is President, a director and CEO of IAS Communications, Inc., an Oregon corporation traded over the counter in the United States that has developed a television antenna which is 14" in diameter and only 2 inches high that can replace existing outside log periodic antennas and has the capability of receiving local television stations within a 60-mile radius.

Jennifer Lorette - Executive Vice President, Secretary/Treasurer, Principal Financial Officer and Principal Accounting Officer

Ms. Lorette is a founder, Secretary/Treasurer, Principal Financial Officer and Principal Accounting Officer of PrivCo. Since April 1994, Ms. Lorette has been Vice President of Administration of Reg Technologies Inc. Since June 1994, Ms. Lorette has been a Vice President of REGI U.S. and Chief Financial Officer and Vice President of Flame Petro-Minerals Corp. From February 1994 to April 1994, Ms. Lorette was an executive assistant at Reg Technologies, Inc. Ms. Lorette is also Secretary/Treasurer of IAS Communications, Inc.

James L. Vandeberg - Director

Mr. Vandeberg is a partner in the Seattle, Washington law firm of Vandeberg Johnson & Gandara. He has served as counsel to the Company since 1996. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg's practice focuses on the corporate finance area, and he specializes in securities and acquisitions. He is a member and former director of the American Society of Corporate Secretaries. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of IAS Communications, Inc.

Cristian Rodriguez - Manager of Information Systems and Senior Network System Administrator

Mr. Rodriguez is 28 years old. He is the Manager of Information Systems and Senior Network System Adminstrator of the Company, and has held that position since joining the Company in 1996. Prior to that Mr. Rodriguez was a private consultant assisting clients with Internet services, networking and computer hardware. Mr. Rodriguez attended Vancouver Film School and received a Certificate for 3D Animation.

Kevin Brook - President Toronto Operating Unit

Mr. Brook is 40 years old. He is President of the Toronto operating unit, and has held that position since joining the Company in 1997. Prior to joining the Company he was a vice president at Bell Canada in the Global Link division.

Jack Wasserman - Vice-President Toronto Operating Unit

Mr. Wasserman is 50 years old. He is Vice-President of the Toronto operating unit and has held that position since joining the Company in 1995. Prior to that Mr. Wasserman was an accountant with World Tel (Toronto) Internet, Inc. Mr. Wasserman received his accounting designation with Arthur Andersen and Company, in 1976 in the province of Ontario.

Item 6.  Executive Compensation

John Robertson served as President and Principal Executive Officer of the Company for all of its fiscal year ended May 31, 1998 without any direct compensation. The Company paid Access Information Services, Inc., a corporation owned by a trust of which Mr. Robertson is one of three voting trustees, a management fee of $2,500.00 per month and an additional $1,500.00 per month for rent and secretarial services for each month of the Company's existence since inception (October 15, 1996). No employee of the Company earned salary and bonus of $100,000 or more in fiscal year 1998.

During fiscal year 1998 the Company granted Mr. Robertson options to purchase 150,000 shares of common stock at $0.50 per share, the Company's good faith estimate of the fair market value of the stock on the date of grant. The options are fully vested and must be exercised by January 26, 2003. They represent 28.8% of all options granted to employees in fiscal year 1998.

Mr. Robertson did not exercise any of his stock options in fiscal year 1998. In total, at the end of fiscal year 1998 Mr. Robertson had options to purchase 150,000 shares of the Company's common stock, all of which were fully vested and exercisable. The aggregate dollar value of Mr. Robertson's unexercised options at May 31, 1998 was zero, based on a market price of $0.50 per share for the Company's common stock, the price at which it was then selling shares in a private placement.

Mr. Robertson did not receive any long-term incentive plan award.

Directors receive no compensation for their service as such, although they do receive reimbursement for reasonable expenses incurred in attending meetings of the Board of Directors. In addition to the options granted to Mr. Robertson, Ms. Lorette and Mr. Vandeberg each were granted options to purchase 50,000 shares of the Company's common stock, due in part to their service as directors. Ms. Lorette's options are fully vested, have an exercise price of $0.50 per share and must be exercised by January 26, 2003. Mr. Vandeberg's options, which were granted after fiscal year 1998, are fully vested, have an exercise price of $0.75 per share and must be exercised by January 18, 2004. The Company has no obligation or policy to grant stock options to directors.

The Company does not have an employment contract with Mr. Robertson and it has no obligation to provide compensation to him in the event of his resignation, retirement or termination, or a change in control.

The Company may in the future create retirement, pension, profit sharing, insurance and medical reimbursement plans covering its Executive Officers and Directors. At the present time, no such plans exist. No advances have been made or are contemplated by the Company to any of its Officers or Directors.

Item 7.  Certain Relationships and Related Transactions

At November 30, 1998, the Company owed $158,927 to affiliated companies. The indebtedness is unsecured and non-interest bearing.

Mr. Robertson and Ms. Lorette could be considered promoters of the Company. Their interests in the Company, including the details of their stock options, are disclosed above. See "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation".

Item 8.  Description of Securities

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.0001 par value per share and 10,000,000 shares of Class A Preferred Stock, $0.0001 par value per share.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters and cumulative voting is not provided for in connection with the election of the Board of Directors. The holders of the shares of common stock have no preemptive or subscription rights.

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

The Class A Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors may determine by resolution. The Board of Directors could use an issuance of Class A Preferred Stock with dilutive or voting preferences to delay, defer or prevent a change in control of the Company. In addition, the concentration of control over the Company's common stock in the Directors and Executive Officers could prevent any change in control of the Company not acceptable to the existing Directors and Executive Officers.

                                    PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

There is a limited public market for the Common Stock of the Company which currently trades on the NASD OTC Bulletin Board under the symbol "IHWY" where it has been traded since February 24, 1999. The Company's Common Stock has traded at between $3.50 and $12.81 per share since February 24, 1999. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of March 16, 1999, there were 5,535,717 shares of Common Stock outstanding, held by 139 shareholders of record and by various broker/dealers on behalf of an indeterminate number of street name shareholders.

To date the Company has not paid any dividends on its Common Stock and does not expect to declare or pay any dividends on such Common Stock in the foreseeable future. Payment of any dividends will be dependent upon future earnings, if any, the financial condition of the Company, and other factors as deemed relevant by the Company's Board of Directors.

Item 2.  Legal Proceedings

To the knowledge of the Company's Executive Officers and Directors, the Company is not a party to any legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the Officers and Directors know of no threatened or contemplated legal proceedings or litigation

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 4.Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities of the Company without registration since formation of the Company. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

(a) On April 1, 1999, the Company commenced an offering of up to 400,000 Units exempt from registration under Rule 506 of the Act and Section 4(2) of the Securities Act of 1933, as amended. Each "Unit" consists of one share of common stock and one warrant to purchase one share of common stock on or before April 1, 2000. The Company intends to ensure the exemption from registration by furnishing to purchasers in a timely manner an Offering Memorandum and financial information, by limiting the manner of the offering, by promptly filing notices of sales, and by limiting the number of non-accredited investors to 35 investors who, either alone or with a qualified representative, are capable of evaluating the merits and risks of an investment in the Company.

(b) On February 23, 1999 the Company issued a total of 499,000 shares of common stock to certain shareholders of PrivCo in exchange for 499,000 shares of PrivCo. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and
     Section 3(b) of the Securities Act of 1933, as amended. The Company's shares were valued at $0.75 per share, the price per Unit that PrivCo had obtained in its most recent offering of securities, in which PrivCo offered Units consisting of one share of unrestricted common stock and one warrant for $0.75 per Unit. If the exemption under Rule 504 of Regulation D is not available, the Company believes that this offering was also exempt under Regulation S and Sections 3(b) and 4(2) under the Securities Act of 1933, as amended, due to the foreign nationality of the relevant shareholders of PrivCo, their prior contacts with PrivCo and its management, and the limited number of investors (four).

(c) On February 23, 1999, the Company issued a total of 2,736,000 shares of common stock to certain shareholders in exchange for 2,736,000 shares of PrivCo common stock. The issuance of the shares was exempt from registration under Rule 506 of Regulation D, Regulation S and Section 3(b) and 4(2) of the Securities Act of 1933, as amended, due to the foreign nationality of the relevant shareholders of PrivCo, their prior contacts with PrivCo and its management, and the limited number of investors (six).

(d) On February 23, 1999 the Company began an offer to certain shareholders of PrivCo to exchange 834,000 shares of their unrestricted PrivCo common stock for 834,000 shares of the Company's common stock exempt from registration under Rule 504 of Regulation D and Section 3(b) of the Securities Act of 1933, as amended. The Company's shares were valued at $0.75 per share, the price per Unit that PrivCo had obtained in its most recent offering of securities, in which PrivCo offered Units consisting of one share of unrestricted common stock and one warrant for $0.75 per Unit. If the exemption under Rule 504 of Regulation D is not available, the Company believes that this offering will also be exempt under Rule 506 of Regulation D, Regulation S and Sections 3(b) and 4(2) of the Securities Act of 1933, as amended. The Company intends to ensure the exemption from registration by furnishing to purchasers in a timely manner an Exchange Offering Memorandum and financial information, by limiting the manner of the offering, by promptly filing notices of sales, and by limiting the number of domestic non-accredited investors to fewer than 35 investors who, either alone or with a qualified representative, are capable of evaluating the merits and risks of an investment in the Company.

(e) On February 23, 1999, the Company began an offer to certain shareholders of PrivCo to exchange 1,570,650 shares of their restricted PrivCo common stock for 1,570,650 shares of the Company's common stock exempt from registration under Rule 506 of Regulation D, Regulation S and Section 3(b) and 4(2) of the Securities Act of 1933, as amended. The Company intends to ensure the exemption from registration by furnishing to purchasers in a timely manner an Exchange Offering Memorandum and financial information, by limiting the manner of the offering, by promptly filing notices of sales, and by limiting the number of domestic non-accredited investors to fewer than 35 investors who, either alone or with a qualified representative, are capable of evaluating the merits and risks of an investment in the Company.

Item 5.  Indemnification of Directors and Officers

The Company's Articles of Incorporation provide that the Company must indemnify its directors and officers, to the fullest extent permitted under the Florida Business Corporation Act against all liabilities incurred by reason of the fact that the person is or was a director or officer of the Company or a fiduciary of an employee benefit plan, or is or was serving at the request of the Company as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The effect of these provisions is potentially to indemnify the Company's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

                                   PART F/S

Consolidated Financial Statements

                  Index to Consolidated Financial Statements

Report of Independent Auditors............................................................        F-1

Consolidated Balance Sheets as of November 30, 1998 (unaudited), May 31, 1998 and 1997....        F-2

Consolidated Statements of Operations For the Six Months Ended November 30, 1998
and 1997 (unaudited) and For the Year Ended May 31, 1998 and the Period from
October 15, 1996 (Date of Inception) to May 31, 1997......................................        F-3

Consolidated Statements of Changes in Stockholders' Equity Accumulated
from October 15, 1996 (Date of Inception) to May 31, 1998.................................        F-4

Consolidated Statements of Cash Flows for the Six Months Ended November 30, 1998
and 1997 (unaudited) and For the Year Ended May 31, 1998 and the Period from
October 15, 1996 (Date of Inception) to May 31, 1997......................................        F-5

Notes to the Consolidated Financial Statements (unaudited as to information subsequent to May 31, 1998)...............................................................  F-6 - F-10

Pro forma Consolidated Financial Statements

             Index to Pro forma Consolidated Financial Statements

Pro forma Consolidated Balance Sheet (unaudited) and
Pro forma Consolidated Statement of Changes in Stockholders' Equity (unaudited)...........       F-11

Notes to the Pro forma Financial Statements............................................... F-12 - F-13

                                    PART III

Item 1.  Index to Exhibits


  Exhibit No.                                 Description                                Page No.
--------------   --------------------------------------------------------------------   ---------
     2.1         Articles of Incorporation, restated as amended on February 23, 1999 and November 1, 1989

     2.2         Bylaws

     3.1         Specimen Share Certificate for Common Stock

     3.2         Form of Warrants

     3.3         Stock Option Plan

     3.4         Form of Stock Option Agreement

     8.1         Agreement and Plan of Reorganization between the Company and
                  Information Highway, Inc.

    27.1         Financial Data Schedule

    27.2         Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

INFORMATION-HIGHWAY.COM, INC.

                                    By: /s/ John G. Robertson
                                        ---------------------
                                      John G. Robertson, President
                                      Chief Executive Officer and Director

Dated:  April 13, 1999

                        Report of Independent Auditors'
                        -------------------------------


To:  Board of Directors and Stockholders
     Information Highway, Inc.

We have audited the accompanying consolidated balance sheets of Information Highway, Inc. as of May 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended May 31, 1998 and the period from October 15, 1996 (Date of Inception) to May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Information Highway, Inc. as of May 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended May 31, 1998 and the period from October 15, 1996 (Date of Inception) to May 31, 1997 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not achieved profitable operations since inception and has a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments which might result from the outcome of this uncertainty.


                                               "Elliott, Tulk, Pryce, Anderson"

                                               Elliott, Tulk, Pryce, Anderson
                                               Chartered Accountants


Vancouver, British Columbia, Canada
September 24, 1998 except as to Note 9
which is as of February 22, 1999

Information Highway, Inc.

Consolidated Balance Sheets

(Expressed in U.S. dollars)


                                                                      November 30,             May 31
                                                                      ------------      ---------------------
                                                                          1998            1998         1997
                                                                       (unaudited)
                                                                           $                $            $
                                                    Assets
Current Assets

     Cash                                                                367,655          35,699         4,947
     Accounts receivable                                                   6,563           4,442         1,628
     Prepaid expenses                                                      5,300           3,001         5,276
--------------------------------------------------------------------------------------------------------------
                                                                         379,518          43,142        11,851

Fixed Assets (Note 5)                                                    174,249         209,353       157,981

Goodwill (Note 4)                                                        194,724         274,598       434,343
--------------------------------------------------------------------------------------------------------------
                                                                         748,491         527,093       604,175
==============================================================================================================

                                     Liabilities and Stockholders' Equity

Current Liabilities

     Accounts payable                                                    229,660         206,608        59,475
     Unearned revenue                                                          -               -         4,495
--------------------------------------------------------------------------------------------------------------
                                                                         229,660         206,608        63,970

Advances from Affiliated Companies (Note 6)                              158,927         239,542       120,448

Advances from Directors (Note 6)                                               -          22,242        30,991
--------------------------------------------------------------------------------------------------------------
                                                                         338,587         468,392       215,409
--------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 1 and 8)
--------------------------------------------------------------------------------------------------------------
Stockholders' Equity

Common Stock (Notes 7 and 9), no par value, 100,000,000 shares authorized, 5,039,250, 4,766,000 and 3,667,000 issued
     and outstanding respectively                                        905,897         700,960       391,460

     Paid for but unissued, for 600,400, 82,650 and 776,000
     shares respectively                                                 450,300          61,988       148,000

Preferred Stock, no par value, 50,000,000 shares
     authorized, none issued                                                   -               -             -

Translation adjustments                                                    7,938           3,654             -
--------------------------------------------------------------------------------------------------------------
                                                                       1,364,135         766,602       539,460

Deficit                                                               (1,004,231)       (707,901)     (150,694)
--------------------------------------------------------------------------------------------------------------
                                                                         359,904          58,701       388,766
--------------------------------------------------------------------------------------------------------------
                                                                         748,491         527,093       604,175
--------------------------------------------------------------------------------------------------------------

               (See accompanying notes to financial statements)

Information Highway, Inc.
Consolidated Statements of Operations

(Expressed in U.S. dollars)


                                              Six months          Six months       Twelve months             Period from
                                                ended               ended              ended             October 15, 1996 to
                                             November 30,        November 30,         May 31,                  May 31,
                                             ------------        ------------      -------------         -------------------
                                                 1998                1997               1998                    1997
                                             (unaudited)         (unaudited)
                                                  $                   $                 $                         $
Revenue                                        498,895             400,741           859,184                    145,449
-------------------------------------------------------------------------------------------------------------------------

Expenses

     Advertising and instruction guides         31,248              22,743            60,242                      8,451
     Amortization of goodwill                   79,874              79,874           159,745                     44,900
     Bad debts                                   1,593               1,497                 -                          -
     Bank and credit card charges               10,320               8,703            18,456                      2,522
     Depreciation                               28,109              28,638            57,611                     14,335
     Equipment rental                           22,608               8,253            16,075                          -
     Foreign exchange                           (4,614)               (181)            2,992                        897
     Internet and license fees                 131,327              41,215           159,441                      5,744
     Investor relations                         75,156               2,408             7,417                      2,946
     Management and consulting fees             91,215              88,811           230,080                     58,849
     Office                                     14,643              12,280            30,069                     11,726
     Professional fees                          39,699               9,522            57,243                      5,065
     Rent                                       29,010              19,587            58,939                     15,730
     Royalties                                       -                   -                 -                     20,696
     Salaries and benefits                      90,091              79,692           170,933                     65,385
     Telephone                                 143,958             164,233           374,132                     34,194
     Transfer agent and regulatory fees          1,152                   -                 -                          -
     Travel and promotion                        9,836               8,173            13,016                      4,703
-------------------------------------------------------------------------------------------------------------------------
                                               795,225             575,448         1,416,391                    296,143
-------------------------------------------------------------------------------------------------------------------------
Net loss                                       296,330             174,707           557,207                    150,694
=========================================================================================================================
Basic loss per share                               .06                 .04               .14                        .10
=========================================================================================================================
Weighted average shares outstanding          4,774,000           4,355,000         3,896,000                  1,519,000
=========================================================================================================================

               (See accompanying notes to financial statements)

Information Highway, Inc.

Consolidated Statement of Changes in Stockholders' Equity

Accumulated from October 15, 1996 (Date of Inception) to November 30, 1998

(Expressed in U.S. dollars)


                                                                   Common Stock          Common Stock
                                                                      Issued            Subscribed for
                                                                ------------------   ------------------
                                                                 Shares              Shares               Deficit
                                                                    #         $         #        $           $
Balance as at October 15, 1996 (Date of Inception)                      -         -        -         -            -

 Issued for cash:

   $0.10 per share pursuant to a subscription
   received in October, 1996                                       15,000     1,500        -         -            -

   $0.50 per share pursuant to a subscription
   received in April, 1997                                          1,000       500        -         -            -

 Issued for settlement of debt:

   $0.365 per share agreed price - February, 1997                  24,000     8,760        -         -            -

   $0.50 per share - April, 1997                                   45,000    22,500        -         -            -

 Issuance of stock in acquisitions of subsidiaries (Note 4):

   December, 1996 at a deemed value of $0.10 per
   share to acquire a 100% interest in Blue Crow
   Internet Co. Ltd.                                              125,000    12,500        -         -            -

   February, 1997 at a deemed value of $0.10 per share to acquire a 100% interest in:

      World-Tel Internet (Toronto) Ltd.                           342,000    34,200        -         -            -
      YESIC Communications Inc.                                 3,115,000   311,500        -         -            -

Net loss for the period                                                 -         -        -         -     (150,694)
-------------------------------------------------------------------------------------------------------------------
Balance as at May 31, 1997                                      3,667,000   391,460        -         -     (150,694)

 Issued for cash:

   $0.10 per share pursuant to subscriptions received
   in December, 1996                                              600,000    60,000        -         -            -

   $0.50 per share pursuant to subscriptions received
   from February, 1997 to January, 1998                           499,000   249,500        -         -            -

Net loss for the year                                                   -         -        -         -     (557,207)
-------------------------------------------------------------------------------------------------------------------
Balance as at May 31, 1998                                      4,766,000   700,960        -         -     (707,901)

 Shares paid for but unissued pursuant to a Rule 504 private
 placement at $0.75 per share (Issued December 31, 1998)                -         -  600,400   450,300            -

 Issued for cash pursuant to a Rule 504 private
 placement at $0.75 per share                                     133,600   100,200        -         -            -

 Issued for cash pursuant to a Rule 506 private
 placement at $0.75 per share                                     139,650   104,737        -         -            -

Net loss for the six months (unaudited)                                 -         -        -         -     (296,330)
-------------------------------------------------------------------------------------------------------------------
Balance as at November 30, 1998                                 5,039,250   905,897  600,400   450,300   (1,004,231)
-------------------------------------------------------------------------------------------------------------------

               (See accompanying notes to financial statements)

Information Highway, Inc.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)


                                                        Six months     Six months     Twelve months          Period from
                                                          ended         ended             ended          October 15, 1996 to
                                                       November 30,   November 30,       May 31,                May 31,
                                                       ------------   ------------   ---------------------------------------
                                                           1998           1997            1998                   1997
                                                        (unaudited)    (unaudited)
                                                             $              $               $                      $
Cash Flows to Operating Activities
  Net loss                                             (296,330)       (174,707)      (557,207)               (150,694)
  Adjustments to reconcile net loss to cash
     Depreciation                                        28,109          28,638         57,611                  14,335
     Amortization of goodwill                            79,874          79,874        159,745                  44,900
     Royalty expenses settled by issuing shares               -               -              -                  20,696

  Change in non-cash working capital items
     (Increase) decrease in accounts receivable          (2,121)           (116)        (2,814)                     83
     (Increase) decrease in prepaid expenses             (2,299)          1,525          2,275                  (5,037)
     Increase in accounts payable                        23,052         (36,152)       147,133                  18,199
     Increase (decrease) in unearned revenue                  -           1,925         (4,495)                  4,495
----------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities                  (169,715)        (99,013)      (197,752)                (53,023)
----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Common stock issued and subscribed for                593,249          60,750        223,488                 150,000
  Increase (decrease) in advances from
     affiliated companies                               (80,615)         62,881        119,094                  (7,043)
  Increase (decrease) in advances from directors        (22,242)         (4,007)        (8,749)                  1,898
  Translation adjustment                                 12,875             489          3,654                       -
----------------------------------------------------------------------------------------------------------------------------
Net Cash from Financing Activities                      503,267         120,113        337,487                 144,855
----------------------------------------------------------------------------------------------------------------------------
Cash Flows to Investing Activities
  Increase in capital assets acquired                    (1,596)        (28,831)      (108,983)                (66,560)
  Acquisition of subsidiaries (Note 4)                        -               -              -                 (20,325)
----------------------------------------------------------------------------------------------------------------------------
Net Cash to Investing Activities                         (1,596)        (28,831)      (108,983)                (86,885)
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash during the period           331,956          (7,731)        30,752                   4,947

Cash - beginning of period                               35,699           4,947          4,947                       -
----------------------------------------------------------------------------------------------------------------------------
Cash (deficiency) - end of period                       367,655          (2,784)        35,699                   4,947
============================================================================================================================
Non-Cash Financing Activities
  The Company issued 3,582,000 shares at
  a deemed value of $0.10 per share to acquire
  subsidiaries (Note 4)                                       -               -              -                 358,200
  The Company issued 69,000 shares to
  settle debts                                                -               -              -                  31,260
----------------------------------------------------------------------------------------------------------------------------
                                                              -               -              -                 389,460
============================================================================================================================
Supplemental cash flow information:
  Cash paid for interest                                      -               -              -                       -
  Cash paid for income taxes                                  -               -              -                       -
============================================================================================================================

               (See accompanying notes to financial statements)

Information Highway, Inc.
Notes to the Consolidated Financial Statements


1. Nature of operations and continuance of business

   The Company was incorporated in the State of Washington on October 15, 1996. See Note 4 regarding acquisition of three Canadian operating subsidiaries in the business of providing access to the Internet and providing services, including on-line publishing, to individual and corporate subscribers.

   The Company has emerged from being a development stage company. In a development stage company, management devoted most of its activities to establishing the business. Planned principal activities have started producing significant revenues; however, the Company has experienced start-up losses in 1997 and 1998 and has a serious working capital deficiency. The ability of the Company to continue as a going concern is dependent upon its successful efforts to raise additional equity financing (see Note 9) and further develop the market for its products.


2. Significant accounting policies

   Cash and cash equivalents

   Cash and cash equivalents include cash on hand, in banks and all highly liquid investments with a maturity of 90 days or less when purchased.

   Financial instruments

   The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company operates in Canada giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

   Fixed assets

   Fixed assets are recorded at cost. Deprecation is computed utilizing the declining balance method over an estimated useful life of the related asset category. Computer equipment is depreciated at 30% per annum and furniture and office equipment at 20%. Leasehold improvements are amortized to operations over ten years utilizing the straight-line method.

   Goodwill

   Goodwill represents the excess of purchase consideration over fair market value of net identifiable assets acquired, and is amortized on a straight-line basis over three years. Goodwill is evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including undiscounted cash flow and profitability projections which necessarily involves significant management judgement.

   Revenue recognition

   Revenue is recognized at the time services are provided. All related costs are recognized in the period in which they occur.

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from these estimates.

   Basic and diluted net income (loss) per share

   The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic an diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti dilutive.

   Foreign exchange

   All of the Company's Canadian operating subsidiaries are operationally independent of the parent and are considered self-sustaining. As such, the current rate method is used whereby assets and liabilities are translated into United States dollars at exchange rates in effect at the balance sheet dates. Shareholder's equity accounts are translated using historical exchange rates. Income and expense items are translated at average exchange rates for the periods. Accumulated net translation adjustments are included as a separate component of shareholders' equity.

   Current monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses are recognized currently in earnings.

   Income taxes

   The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 requires that deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. At the date of adoption of SFAS 109, there was no material effect on the Company's financial statements.

   Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating loss carry forwards. Potential benefit of net operating losses has not been recognized in the financial statements because the Company cannot be assured that it is more likely than not that it will utilize the net operating loss carry forwards in future years.

   The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

                                          1998                1997
                                           $                   $

          Net Operating Loss             280,000             60,000

          Statutory Tax Rate           $22,500+ 39%        $7,500+ 25%
                                        in excess of        in excess of
                                        $100,000            $50,000

          Effective Tax Rate                   -                  -

          Deferred Tax Asset              93,000             10,000

          Valuation Allowance            (93,000)           (10,000)
                                        ---------          ---------
          Net Deferred Tax Asset               -                  -
                                        =========          =========

   Income taxes

   The Company's Canadian subsidiaries have Canadian tax losses of $307,000 to offset future years Canadian taxable income. These losses expire as follows:

                                      $

                     2002           29,000
                     2003           69,000
                     2004           70,000
                     2005          139,000


3. Consolidated financial statements

   These financial statements include the accounts of the Company, and its 100% owned Canadian subsidiaries: Blue Crow Internet Co. Ltd. ("Blue Crow"); World-Tel Internet (Toronto) Ltd. ("World-Tel); and YESIC Communications Inc. ("Yesic"). As Blue Crow was acquired on December 11, 1996, results of operations include only the period from December 11, 1996 to May 31, 1997. As World-Tel and Yesic were acquired on February 23, 1997, results of operations include only the period from February 23, 1997 to May 31, 1997. See Note 4 regarding accounting for these business acquisitions.

   For the year ended May 31, 1998 and the six months ended November 30, 1998 business operations included the Company and its three subsidiaries.


4. Business acquisitions

   On December 11, 1996, the Company acquired 100% of Blue Crow and on February 23, 1997 the Company acquired 100% of World-Tel and Yesic. See Note 1 regarding nature of their business. The acquisitions were accounted for using the purchase method of accounting for business combinations. The Company issued 3,582,000 common shares at a deemed fair market value of $0.10 per share and US$27,380 as cash consideration for all three acquisitions. In total, the Company assumed net liabilities of $93,663. The excess of the purchase price over the fair market value of net liabilities assumed, totalling $479,243 was allocated to goodwill. Details of liabilities assumed and assets acquired are as follows:

                                                                 $
   (i)   Consideration

            Capital stock issued (3,582,000 at $.10)          358,200
            Cash paid                                          27,380
   ------------------------------------------------------------------
                                                              385,580
   ------------------------------------------------------------------
   (ii)  Net liabilities assumed
          Liabilities assumed
            Accounts payable                                   43,080
            Loans from directors                               37,853
            Loans from affiliated companies                   127,491
   ------------------------------------------------------------------
                                                              208,424
          Assets acquired
            Cash received in combination                       (7,055)
            Accounts receivable                                (1,711)
            Capital assets                                   (105,995)
   ------------------------------------------------------------------
                                                             (114,761)
            Net liabilities assumed                            93,663
   ------------------------------------------------------------------
   (iii) Excess of costs over book values                     479,243
   ------------------------------------------------------------------

4. Business acquisitions

   The excess of costs over book values were allocated to goodwill as there were no other fair market value adjustments to non-monetary assets or other identifiable intangible assets. Goodwill has been capitalized and is being amortized over its estimated useful life of three years. Amortization of $44,900 was charged to operations in 1997 and $159,745 was charged in 1998.


5. Fixed assets

Fixed assets are stated at cost less accumulated depreciation.
                                                                          1998           1997
                                                      Accumulated       Net Book       Net Book
                                        Cost         Amortization         Value          Value
                                          $                $                $              $
Computer equipment and software           252,075        79,248           172,827       135,469
Office furniture and equipment             33,984         7,869            26,115        22,512
Leasehold improvements                     11,567         1,156            10,411             -
-----------------------------------------------------------------------------------------------
                                          297,626        88,273           209,353       157,987
===============================================================================================

Depreciation per class of asset:

                                                                          1998           1997
                                                                            $              $

Computer equipment and software                                            51,833        12,263
Office furniture and equipment                                              4,622         2,072
Leasehold improvements                                                      1,156             -
-----------------------------------------------------------------------------------------------
                                                                           57,611        14,335
===============================================================================================

6. Related party balances and transactions

   Amounts owing to the President and director and affiliated companies will not be demanded prior to November 30, 1999, are unsecured and non-interest bearing. The Company intends on repaying a portion of these debts in the next fiscal year.

   The President and director of the Company was also President and director of World-Tel and Chief Executive Officer and director of Yesic prior to their acquisition. (See Note 4).

7. Stock option plan

   On June 30, 1997 the Company reserved 1,000,000 common shares pursuant to a stock option plan. On January 26, 1998 the Company granted stock options to certain directors and employees to acquire 725,000 shares at $0.50 per share expiring January 26, 2003.

   The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

   The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions used for grants on January 26, 1998: risk free interest rate was 4.8%, expected volatility of 1% being a non-public entity, an expected option life of six months and no expected dividends.

   If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 1998 would have been as follows:

                                        $
          Net loss
             As reported            (557,207)
             Pro forma              (566,207)

          Basic net loss per share
             As reported                (.14)
             Pro forma                  (.14)

8. Commitment

   The Company is committed to making monthly operating lease payments to March 15, 2000 of $1,947 for computer equipment.

9.   Subsequent events

     Private placements

     The Company approved and completed a Rule 506 private placement financing for 139,650 units at $0.75 per unit to raise $104,738. These units were issued in October, 1998. Each unit contained one share and one warrant to acquire one additional share at $1.00 if exercised within one year after issuance.

     The Company approved and completed a Rule 504 private placement financing for 734,000 units at $0.75 per unit to raise $550,500. Each unit will contain one share and one warrant to acquire one additional share at $1.00 if exercised within one year after issuance. A total of 133,600 units were issued in October, 1998 and the balance of 600,400 units were issued on December 31, 1998.

     The proceeds of $0.75 per share was allocated 100% to the common shares issued; no amount was allocated to warrants as the warrant price was set higher than fair market value and there is a one year hold period on these shares and no market for the warrants.

     Stock options granted and cancelled

     Stock options granted to certain employees to acquire 135,000 common shares at $0.50 per share were cancelled.

     Stock options were granted to certain directors and employees to acquire 295,000 common shares at $0.75 per share expiring five years after grant date being between August 14, 2003 and February 22, 2004.


10. Segmented information

    The business of the Company is carried on in one industry segment: the providing of access to the Internet and providing services, including on-line publishing, to individual and corporate subscribers.

    The Company operates in two geographic segments as follows:

                                                      November 30, 1998                            November 30, 1997
                                          --------------------------------------         -----------------------------------
                                                       (unaudited)                                  (unaudited)
                                                          United                                       United
                                          Canada          States          Total          Canada        States          Total
                                            $               $               $              $             $               $
    Sales - unaffiliated                   492, 091        6,804         498,895          399,397       1,344         400,741
    -------------------------------------------------------------------------------------------------------------------------
    Inter-area sales                              -            -               -                -           -               -
    -------------------------------------------------------------------------------------------------------------------------
    Operating profit (loss)                   8,490     (304,820)       (296,330)         (39,282)   (135,425)       (174,704)
    -------------------------------------------------------------------------------------------------------------------------
    Identifiable assets                     138,942      414,825         553,767          137,452      25,411         162,863
    Goodwill                                      -      194,724         194,724                -     354,469         354,469
    -------------------------------------------------------------------------------------------------------------------------
    Total assets                            138,942      609,549         748,491          137,452     379,880         517,332
    =========================================================================================================================

                                                        May 31, 1998                                  May 31, 1997
                                           --------------------------------------         -----------------------------------
                                                           United                                       United
                                           Canada          States          Total          Canada        States          Total
                                             $               $               $              $             $               $
    Sales - unaffiliated                    855,987        3,197         859,184          145,449           -         145,449
    -------------------------------------------------------------------------------------------------------------------------
    Inter-area sales                              -            -               -                -           -               -
    -------------------------------------------------------------------------------------------------------------------------
    Operating profit (loss)                (117,951)    (439,256)       (557,207)         (44,735)   (105,959)       (150,694)
    -------------------------------------------------------------------------------------------------------------------------
    Identifiable assets                     207,053       45,442         252,495          161,602       8,230         169,832
    Goodwill                                      -      274,598         274,598                -     434,343         434,343
    -------------------------------------------------------------------------------------------------------------------------
    Total assets                            207,053      320,040         527,093          161,602     442,573         604,175
    =========================================================================================================================

11. Pro forma combined statement of operations (Unaudited)

    The following statements of operations represents a combination of the statements of operations for 1996 and 1997 of the Company and its three subsidiaries on the assumption that the purchases occurred on June 1, 1995.


                                            Year to      Year to
                                             May 31,      May 31,
                                              1997         1996
                                               $            $
    Revenue                                   421,346       15,611
    --------------------------------------------------------------
    Expenses
     General and administrative               534,903      120,041
     Royalties                                 20,696        5,081
     Amortization of goodwill                 138,718       48,175
     Depreciation                              29,905        4,226
    --------------------------------------------------------------
                                             (724,222)    (177,523)
    --------------------------------------------------------------
    Net Loss                                 (302,876)    (161,912)
    --------------------------------------------------------------
    Net Loss per share                          (0.08)       (0.05)
    --------------------------------------------------------------
    Weighted average shares outstanding     3,612,000    3,457,000
    ==============================================================

Information-Highway.com, Inc. (formerly Florida Venture Fund, Inc.)

Pro forma Consolidated Balance Sheet
(Unaudited)
                                                           Information-
                                                        Highway.com, Inc.         Pro forma
                                                        (formerly Florida        Information     Adjustment    Pro forma
                                                        Venture Fund, Inc.)     Highway, Inc.     (Note 5)       Total
                                                                $                  $                 $           $
Current assets                                                   1,446             379,518        (100,000)     280,964
Non-current assets                                                   -             368,973               -      368,973
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                     1,446             748,491        (100,000)     649,937
=======================================================================================================================
Current liabilities                                              5,567             229,660               -      235,227
Non-current liabilities                                              -             158,927               -      158,927
-----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                5,567             388,587               -      394,154
-----------------------------------------------------------------------------------------------------------------------
Stockholders' equity
 Common stock                                                    8,050           1,356,197        (112,171)   1,252,076
 Deficit                                                       (12,171)         (1,004,231)         12,171   (1,004,231)
-----------------------------------------------------------------------------------------------------------------------
 Total stockholders' equity                                     (4,121)            351,966        (100,000)     247,845
 Translation adjustments                                             -               7,938               -        7,938
-----------------------------------------------------------------------------------------------------------------------
                                                                (4,121)            359,904        (100,000)     255,783
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                       1,446             748,491        (100,000)     649,937
=======================================================================================================================

Pro forma Consolidated Statement of Changes in Stockholders' Equity
(Unaudited)

                                                               Common Stock
                                                ---------------------------------------------
                                                                        Additional
                                                 No. of    Par Value     Paid-in
                                                 Shares      $.0001      Capital       Total       Deficit       Total
                                                                $           $            $            $            $
Balance at December 31, 1998                    1,979,500       198        7,852        8,050      (12,171)      (4,121)
Pro forma adjustments (Note 5)
 Cancellation of shares for no
  consideration (Note 2)                       (1,659,833)     (166)         166            -            -            -
 Issuance of shares to effect
  reverse takeover (Note 2)                     3,235,000       324      777,614      777,938            -      777,938
 Shares to be issued for balance
  of transaction (Note 2)                       2,404,650       240      578,019      578,259            -      578,259
 Cost of reverse takeover
  transaction (Note 4)                                  -         -     (112,171)    (112,171)           -     (112,171)
 Deficit of Information Highway,
  Inc. as at November 30, 1998                          -         -            -            -   (1,004,231)  (1,004,231)
 Elimination of deficit of Company                      -         -            -            -       12,171       12,171
-----------------------------------------------------------------------------------------------------------------------
Pro forma balance at December 31, 1998          5,959,317       596    1,251,480    1,252,076   (1,004,231)     247,845
=======================================================================================================================

         (See accompanying notes to the pro forma financial statements)

Information-Highway.com, Inc. (formerly Florida Venture Fund, Inc.) Notes to the Pro forma Financial Statements

1.   Purpose of pro forma financial statements

     These pro forma consolidated financial statements have been prepared to disclose the impact of Information-Highway.com, Inc. (formerly Florida Venture Fund, Inc.), herein "the Company" or "FVFI", acquiring 100% of the issued and outstanding shares of a private Washington State Corporation, Information Highway, Inc., herein "IHI". IHI is in the business of providing access to the Internet and providing services, including on-line publishing, to individual and corporate subscribers.

2.   Agreement and Plan of Reorganization

     Pursuant to an Agreement and Plan of Reorganization entered into on February 17, 1999 and closing on February 23, 1999 between the Company, IHI and the shareholders of IHI, the Company acquired 3,235,000 common shares of IHI out of a total of 5,639,650 issued and outstanding common shares by issuing 3,235,000 common shares of the Company. The remaining 2,404,650 issued and outstanding common shares of IHI will be acquired in a similar share for share exchange. As part of the Agreement and Plan of Reorganization the Company caused 1,659,833 of its 1,979,500 issued and outstanding common shares to be cancelled and has assumed the obligations of IHI to issue common shares pursuant to warrants and stock options issued by IHI. IHI paid $100,000 to the controlling shareholder of the Company as a finders fee and to effect the Agreement and Plan of Reorganization.

3.   Business acquisition by way of reverse takeover

     For accounting purposes the acquirer is IHI as 94.6% of the issued and outstanding common shares of the Company will be owned by the shareholders of IHI and the entire Board of Directors of the Company is now comprised of the entire Board of Directors of IHI. As IHI is the legal subsidiary of the Company the nature of the business combination is a reverse takeover whereby the control of the assets and the business of the Company is acquired by IHI and the consolidated financial statements are issued under the name of the Company but described in the notes and elsewhere as a continuation of IHI and not the Company. The legal capital structure remains that of the Company but the shareholders' equity of IHI will replace the shareholders' equity of the Company.

4.   Cost of reverse takeover transaction

     Consideration paid to shareholders of FVFI:

                                                                   $
Cash paid to controlling shareholder of FVFI (finders fee)       100,000
Net liabilities of FVFI assumed at book value                      4,121
Value attributed to the 319,667 shares of FVFI not cancelled       8,050
                                                                 -------
                                                                 112,171
                                                                 =======

     The excess of cost over book values of FVFI, being $112,171 has been treated for accounting purposes as a reduction of additional paid in capital and not to goodwill as the nature of the transaction was for IHI to obtain a listing on the OTC Bulletin Board by way of reverse takeover. The cost is associated with publicly listing shares and not with any business associated with FVFI.

5.   Pro forma adjustment and pro forma statement presentation

     The pro forma consolidated financial statements consists of a balance sheet as at December 31,1998 and a statement of stockholders' equity. The balance sheet is comprised of FVFI at its fiscal year end of December 31,1998 (audited) combined with IHI as at November 30, 1998 (unaudited) adjusted for the $100,000 cash payment, the elimination of FVFI deficit of $12,171 and the reduction of additional paid in capital of $112,171. It was not thought to be meaningful to present a pro forma balance sheet as at May 31, 1998 being IHI's audited fiscal year end. The statement of stockholders' equity is comprised of FVFI's stockholders' equity as at December 31, 1998 adjusted for the reverse takeover transaction which, when adjusted, is that of IHI as the continuing business less the consideration paid allocated as a reduction of paid in capital. A pro forma statement of income has not been presented as there was no business conducted by FVFI from inception forward and there were no purchase price adjustments affecting income or earnings per share. The comparative figures that will be presented pro actively will be that of IHI and not FVFI.

                                 EXHIBIT INDEX

Exhibit No.         Description
-----------         --------------------------------------------------
    2.1             Articles of Incorporation, restated as amended on February
                    23, 1999 and November 1, 1989

    2.2             Bylaws

    3.1             Specimen Share Certificate for Common Stock

    3.2             Form of Warrants

    3.3             Stock Option Plan

    3.4             Form of Stock Option Agreement

    8.1 Agreement and Plan of Reorganization between the Company and Information Highway, Inc.

   27.1             Financial Data Schedule

   27.2             Financial Data Schedule